Exhibit 23.2
Independent Auditors’ Consent

The Partners
Hines 70 West Madison LP:

We consent to the use of our report dated March 23, 2005, with respect to the historical summaries of gross income and direct operating expenses of the property located at 70 West Madison, Chicago, Illinois for the years ended December 31, 2004, 2003, and 2002 included in this Registration Statement on Form S-11 of Hines Real Estate Investment Trust, Inc. and to the reference to our firm under the heading “Experts” in the Registration Statement. Our report related to the above historical summaries of gross income and direct operating expenses refers to the fact that the statements of revenue and certain expenses were prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenue and expense.

         /s/ KPMG

Chicago, Illinois
December 1, 2005